Exhibit 99.1

Sandspring Resources Ltd. reports additional higher grade drilling results from
Toroparu; expects announcement of Updated Resource Estimate and Updated
Preliminary Assessment results in December 2011

November 23, 2011 -- SANDSPRING RESOURCES LTD. (SSP: TSX-V) ("Sandspring" or the "Company") is pleased to announce further results from its 2011 expansion and infill-drilling program at the Toroparu Gold Deposit in the Republic of Guyana, South America (“Toroparu”).

Highlights include:

•	241.5m of 1.32 g/t Au including 67.5m of 2.31 g/t Au in TPD 252A

•	300.0m of 1.06 g/t Au (0.17% Cu) including 120m of 1.58 g/t Au (0.20% Cu) in TPD 255

•	213m of 1.14 g/t Au (0.17% Cu) in TPD 259

•	225m of 0.95 g/t Au in TPD 273
(See details in Table 1)

Results reported are from the on-going infill drill program targeting higher grade mineralized lenses within the Main East Zone of Toroparu that include holes drilled along strike and down plunge, TPD 252A, and holes drilled adjacent to, and cross cutting, the higher grade lenses, TPD 255, 259, and 273. Results from this infill program continue to demonstrate the continuity of elevated gold grades within and adjacent to the previously defined higher-grade lenses (Figures 1 and 2).

Results from step-out drilling in drill hole TPD 265, located south-east of the currently defined resource area (Figure 1), together with several other reported mineralized intercepts grading in excess of 1.0 g/t Au over widths of more than 10 meters indicate the potential to extend known gold and copper mineralization along strike to the southeast.

The results of the 2011 expansion and infill-drilling program, which are being reported as received, will form the basis of an NI 43-101 compliant Updated Mineral Resource Estimate for the Toroparu Deposit prepared by SRK Consulting (U.S.) Inc., Lakewood, Colorado, and Updated Preliminary Economic Assessment being prepared by P&E Mining Consultants Inc., Brampton, Ontario. These reports will be based on 100,235m of deposit specific drill data through drill hole TPD 265 with results expected to be announced in December 2011.

Table 1: Highlights of Weighted Average Composite Grade Intervals, Drill holes 251-274
To view detailed weighted average composite details for all drill holes TPD 251-274 please see Table 2 appended to the end of this press release.

Hole ID	From(m)	To(m)	Length(m)	Gold(g/t)	Cu (%)	Comment
TPD252A	88.50	94.50	6.00	1.55	0.09
	207.00	216.00	9.00	2.01	0.02
	226.50	241.50	15.00	2.66	0.02
	283.50	319.50	36.00	1.54	0.01
	324.00	565.50	241.50	1.32	0.03
Incl.	381.00	448.50	67.50	2.31*	0.04
And	514.50	516.00	1.50	5.80	0.00
	636.00	640.50	4.50	1.07	0.02
TPD255	327.50	627.50	300.00	1.06	0.17	Infill
Incl.	368.50	488.00	120.00	1.58*	0.20
And	533.00	546.50	13.50	1.81	0.11
TPD257	339.00	348.00	9.00	2.42	0.00	Infill
TPD259	288.00	501.00	213.00	1.14	0.17	Infill
Incl.	442.50	454.50	12.00	2.05	0.09
TPD263	477.00	571.50	94.50	0.68	0.02	Infill
Incl.	564.00	571.50	7.50	2.09	0.03
TPD265	237.00	240.00	3.00	3.40	0.21	Exploration
	397.50	415.50	18.00	1.83	0.02
TPD266	13.00	20.50	7.50	5.14	0.01	Infill
Incl.	13.00	19.00	6.00	12.45*	0.01
	208.50	211.50	3.00	3.88	0.01
	289.50	292.50	3.00	2.28	0.03
TPD273	418.00	643.50	225.00	0.95	0.08	Infill
Incl.	550.50	574.50	24.00	2.13	0.02
TPD274	115.50	162.00	46.50	1.44	0.04	Infill
	361.50	366.00	4.50	3.69	0.01

All intervals are reported as down-hole lengths and additional information is required to determine true widths.
Gold assay values greater than 12 g/t are top-cut to be consistent with the last reported NI 43-101 resource model.
* Indicates gold assay intervals for which top-cut of 12.0g/t consistent with NI-43-101 resource is not applied.

Figure 1: Plan View of Drill Hole Locations TPD 251-274

Figure 2: Longitudinal Section - Gold
Figure 2 highlights areas of elevated grade of Au >1.5 g/t delineated over the course of 2011 infill drill and resource modeling programs, identified as a series of mineralized lenses with an east-west orientation and plunging 45 degrees to the west in the core of the Main East Domain of the Toroparu deposit.

Figure 3: Longitudinal Section - Copper
Figure 3 highlights areas of elevated grade of Cu >0.1% delineated over the course of 2011 infill drill and resource modeling programs, identified as a series of mineralized lenses with an east-west orientation and plunging 45 degrees to the west in the core of the Main East Domain of the Toroparu deposit.

Werner Claessens, VP Exploration states... ‟We continue to obtain strong drill results from the core zone of the Main East Area of the Toroparu Deposit. This is the final set of drill results that will be released prior to a restatement of the mineral resources. We are encouraged by the continued expansion of these higher-grade mineralization features which have the potential to improve the overall quality and size of the resource. In addition, drill hole TPD 265 continues the series of encouraging results from expansion drilling to the southeast of the current resource area, opening the possibility to extend the resource in this direction.  We look forward to updating the results of the previous mineral resource estimate, based on 63,614m of drilling with results based on 100,235 metres drilled through TPD 265, as well as the recalculation of the project economics based on this revised resource estimate. Together with the recently signed Mineral Agreement with the Government of Guyana, we expect the definition of this world-class resource to help propel the project toward full feasibility and development.”

Results from Holes TPD 251-274 represent an additional 12,441m of diamond core drilling within the Toroparu Deposit area.  A total of 60,666m of results has now been reported from the 2011 Drill Program; with a total of 131,385m reported from Toroparu.

Analytical testing and reporting of quantitative assays for the results reported in this press release was performed independently by Acme Analytical Laboratories Ltd. ("AcmeLabs"). AcmeLabs is an ISO9001: 2008 accredited laboratory. A system of blanks, standards and duplicates were added to the Toroparu sample stream by the Company to verify accuracy and precision of assay results, supplementing a variety of internal QA/QC tests performed by AcmeLabs.

Mr. Brian Ray, P.Geo., Senior Resource Geologist with Sandspring and a Qualified Person under NI 43-101, has reviewed and approved the technical content of this press release.

Sandspring Resources Ltd. is a Canadian junior mining company currently in advanced exploration and prefeasibility assessment of the multi-million ounce Toroparu Gold Deposit in the Republic of Guyana. Visit Sandspring’s website at www.sandspringresources.com.

To view our previous disclosure on the latest resource estimate:
(http://www.sandspringresources.com/Investors/Press-releases/Press-Release-Details/2011/Sandsprings-NI-43-101-Compliant-Mineral-Resource-Update-for-the-Toroparu-Project-shows-32-increase-in-Measured--Indicated-/default.aspx )
To see the Preliminary Economic Assessment for the Toroparu Gold-Copper project:
(http://www.sandspringresources.com/Investors/Press-releases/Press-Release-Details/2011/Sandspring-Announces-Positive-Preliminary-Economic-Assessment-for-Toroparu-Gold-Copper-Project-Annual-Production-for-First-F/default.aspx).

FOR FURTHER INFORMATION PLEASE CONTACT:
Sandspring Resources Ltd.
Investor Relations
(720) 854-0104
info@sandspringresources.com

Additional information on Sandspring can be viewed on SEDAR under the Company's profile at www.sedar.com or on Sandspring's website at www.sandspringresources.com.

This press release includes certain forward-looking statements concerning future performance and operations of the Company as well as management's objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend" and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management at the time such statements are made. All forward-looking statements and information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, the Company's successful advancement of the Toroparu Gold Deposit toward feasibility and obtaining positive results from ongoing evaluation and testing of multiple gold targets located elsewhere in the Company's landholdings, among other risks as described in our public filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements and we caution against placing undue reliance thereon. Sandspring Resources Ltd. has an ongoing obligation to disclose material information, as it becomes available.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Source: Sandspring Resources Ltd.

Table 2: Weighted Average Composite Grade Intervals, Holes TPD251-274
Hole ID	From(m)	To(m)	Length(m)	Gold(g/t)	Cu (%)	Comment
TPD251	189	190.5	1.5	1.3	0.05	Infill
	222.00	223.50	1.50	1.36	0.24
	231.00	261.00	30.00	0.64	0.02
TPD252	10.00	13.00	3.00	0.88	0.05	Infill
	25.00	29.50	4.50	0.40	0.12
	34.00	35.50	1.50	0.66	0.02
TPD252A	0.00	7.00	7.00	0.59	0.06	Infill
	22.00	29.50	7.50	0.84	0.09
	64.50	66.00	1.50	0.70	0.03
	88.50	94.50	6.00	1.55	0.09
	103.50	106.50	3.00	0.77	0.04
	109.50	121.50	12.00	0.42	0.05
	147.00	151.50	4.50	0.72	0.06
	172.50	175.50	3.00	1.68	0.13
	207.00	216.00	9.00	2.01	0.02
	226.50	241.50	15.00	2.66	0.02
Incl.	232.50	235.50	3.00	18.13	0.04
	252.00	265.50	13.50	0.38	0.01
	268.50	270.00	1.50	1.05	0.02
	283.50	319.50	36.00	1.54	0.01
	324.00	565.50	241.50	1.32	0.03
Incl.	381.00	448.50	67.50	2.31*	0.04
And	514.50	516.00	1.50	5.80	0.00
	571.50	591.00	19.50	0.83	0.06
	597.00	600.00	3.00	0.43	0.07
	627.00	631.50	4.50	1.09	0.02
	636.00	640.50	4.50	1.07	0.02
	642.00	651.00	9.00	0.48	0.02
	655.50	666.00	10.50	0.37	0.01
TPD253	553.50	556.50	3.00	0.71	0.02	Infill
	565.50	574.50	9.00	0.37	0.02
	588.00	597.00	9.00	0.56	0.02
	604.50	609.00	4.50	0.53	0.01
TPD254	45.00	46.50	1.50	1.37	0.01	Infill
	67.50	72.00	4.50	0.86	0.01
	246.00	249.00	3.00	0.73	0.01
	253.50	256.50	3.00	0.36	0.02
	315.00	316.50	1.50	6.89	0.15
	339.00	340.50	1.50	0.71	0.10
	348.00	375.00	27.00	0.55	0.21
	387.00	397.50	10.50	0.43	0.14
	430.50	439.50	9.00	0.66	0.07
	450.00	453.00	3.00	0.51	0.03
	456.00	465.00	9.00	0.59	0.03

	489.00	490.50	1.50	0.53	0.03
	516.00	529.50	13.50	0.61	0.02
TPD255	203.00	204.50	1.50	0.56	0.21	Infill
	210.50	213.50	3.00	2.23	0.31
	312.50	314.00	1.50	0.72	0.11
	327.50	627.50	300.00	1.06	0.17
Incl.	369.50	392.00	22.50	2.05	0.40
And	404.00	411.50	7.50	1.99	0.11
And	429.50	470.00	40.50	1.9*	0.18
And	476.00	488.00	12.00	2.11	0.18
And	533.00	546.50	13.50	1.81	0.11
TPD256	76.50	79.50	3.00	1.94	0.00	Step out
	181.50	183.00	1.50	0.84	0.00
	199.50	201.00	1.50	0.61	0.20
	481.50	492.00	10.50	0.72	0.14
	499.50	502.50	3.00	0.94	0.14
	543.00	547.50	4.50	1.07	0.06
	565.50	570.00	4.50	0.87	0.13
	574.50	579.00	4.50	0.39	0.10
TPD257	28.00	34.50	6.50	0.68	0.16	Infill
	63.00	81.00	18.00	0.50	0.07
	96.00	135.00	39.00	0.83	0.09
	150.00	156.00	6.00	0.68	0.10
	174.00	175.50	1.50	1.13	0.07
	211.50	222.00	10.50	0.50	0.11
	226.50	228.00	1.50	0.56	0.07
	261.00	301.50	40.50	0.69	0.04
	328.50	330.00	1.50	0.88	0.01
	328.50	330.00	1.50	0.88	0.01
	333.00	334.50	1.50	0.98	0.01
	339.00	348.00	9.00	2.42	0.00
	352.50	358.50	6.00	0.67	0.01
	390.00	394.50	4.50	1.16	0.02
	418.50	420.00	1.50	0.52	0.04
TPD258	0.00	4.00	4.00	1.99	0.02	Infill
	64.50	66.00	1.50	0.52	0.08
	73.50	84.00	10.50	1.56	0.16
	112.50	118.50	6.00	1.06	0.08
	127.50	135.00	7.50	0.71	0.06
	151.50	171.00	19.50	0.87	0.08
Incl.	153.00	154.50	1.50	5.83	0.25
	177.00	178.50	1.50	1.48	0.05
	187.50	204.00	16.50	0.37	0.09
	216.00	217.50	1.50	1.30	0.05
	223.50	225.00	1.50	0.51	0.02
	228.00	234.00	6.00	1.01	0.09
	238.50	243.00	4.50	2.34	0.06

	246.00	247.50	1.50	1.07	0.03
	283.50	289.50	6.00	1.96	0.02
	291.00	312.00	21.00	1.24	0.03
Incl.	291.00	307.50	16.50	2.59*	0.03
	318.00	325.50	7.50	0.45	0.01
	330.00	334.50	4.50	0.60	0.04
	343.50	348.00	4.50	0.52	0.03
	351.00	352.50	1.50	0.55	0.05
	355.50	363.00	7.50	0.65	0.06
	373.50	375.00	1.50	0.99	0.03
	450.00	454.50	4.50	0.49	0.00
	460.50	463.50	3.00	0.55	0.00
	489.00	490.50	1.50	1.51	0.00
	495.00	498.00	3.00	1.56	0.02
	501.00	505.50	4.50	1.32	0.01
TPD259	189.00	195.00	6.00	0.94	0.02	Infill
	201.00	202.50	1.50	0.51	0.11
	205.50	208.50	3.00	0.51	0.10
	234.00	237.00	3.00	0.53	0.35
	288.00	501.00	213.00	1.14	0.17
Incl.	348.00	415.50	67.50	2.00*	0.16
And	442.50	454.50	12.00	2.05	0.09
TPD260	0.00	5.50	5.50	2.17	0.07	Infill
	168.00	169.50	1.50	0.59	0.06
	177.00	178.50	1.50	1.77	0.02
	187.50	195.00	7.50	0.94	0.01
	247.50	250.50	3.00	0.60	0.04
	469.50	471.00	1.50	0.72	0.08
	481.50	498.00	16.50	0.41	0.07
	502.50	504.00	1.50	0.74	0.16
	516.00	517.50	1.50	0.68	0.09
	523.50	525.00	1.50	2.25	0.18
	532.50	538.50	6.00	0.58	0.15
TPD261	0.00	2.50	2.50	0.41	0.01	Step out
	81.00	82.50	1.50	2.01	0.05
	102.00	105.00	3.00	0.59	0.03
	160.50	163.50	3.00	2.18	0.10
	169.50	172.50	3.00	2.46	0.12
	208.50	211.50	3.00	0.89	0.02
	214.50	216.00	1.50	0.95	0.01
	246.00	250.50	4.50	2.68	0.05
	360.00	361.50	1.50	0.67	0.01
TPD262	79.50	81.00	1.50	0.65	0.04	Step out
	153.00	154.50	1.50	0.73	0.01
	178.50	186.00	7.50	0.44	0.10
	279.00	283.50	4.50	0.78	0.09
	301.50	306.00	4.50	0.47	0.17

	321.00	325.50	4.50	1.01	0.40
	328.50	334.50	6.00	0.84	0.27
	339.00	340.50	1.50	0.59	0.20
	351.00	354.00	3.00	0.43	0.10
	378.00	381.00	3.00	4.22	0.74
Incl.	378.00	379.50	1.50	8.00	1.19
	391.50	399.00	7.50	0.69	0.03
	460.50	463.50	3.00	1.12	0.01
	472.50	484.50	12.00	0.36	0.11
TPD263	37.00	38.50	1.50	0.51	0.03	Infill
	82.50	85.50	3.00	0.92	0.10
	327.00	330.00	3.00	0.41	0.03
	436.50	438.00	1.50	0.79	0.01
	453.00	471.00	18.00	0.76	0.00
	477.00	571.50	94.50	0.68	0.02
Incl.	564.00	571.50	7.50	2.09	0.03
	583.50	595.50	12.00	0.59	0.02
	633.00	637.50	4.50	0.78	0.01
TPD264	0.00	5.50	5.50	1.04	0.01	Infill
	198.00	199.50	1.50	0.80	0.01
	204.00	207.00	3.00	0.42	0.01
	249.00	256.50	7.50	0.64	0.00
	292.50	297.00	4.50	0.56	0.04
TPD265	118.50	120.00	1.50	0.50	0.17	Exploration
	237.00	240.00	3.00	3.40	0.21
	246.00	247.50	1.50	0.82	0.33
	283.50	285.00	1.50	0.65	0.05
	291.00	292.50	1.50	1.23	0.04
	322.50	325.50	3.00	0.71	0.34
	373.50	378.00	4.50	0.65	0.12
	381.00	387.00	6.00	0.48	0.25
	397.50	415.50	18.00	1.83	0.02
	433.50	441.00	7.50	0.82	0.03
	450.00	454.50	4.50	1.13	0.02
	475.50	477.00	1.50	0.91	0.02
TPD267	2.50	4.00	1.50	1.42	0.01	Step out
	192.00	193.50	1.50	0.65	0.05
	205.50	208.50	3.00	0.49	0.00
	316.50	318.00	1.50	0.58	0.00
TPD268	55.50	58.50	3.00	1.13	0.00	Infill
	72.00	73.50	1.50	0.57	0.01
	178.50	181.50	3.00	0.74	0.03
	288.00	289.50	1.50	0.53	0.18
	373.50	375.00	1.50	2.01	0.14
	381.00	382.50	1.50	0.65	0.15
	417.00	436.50	19.50	0.72	0.06
Incl.	421.50	424.50	3.00	2.18	0.07

	445.50	453.00	7.50	1.54	0.01
	457.50	465.00	7.50	0.69	0.03
	475.50	483.00	7.50	1.09	0.02
	486.00	487.50	1.50	0.91	0.03
	504.00	507.00	3.00	1.39	0.03
	514.50	517.50	3.00	1.03	0.03
	537.00	541.50	4.50	0.41	0.03
TPD269	0.00	7.00	7.00	1.15	0.04	Infill
	237.00	240.00	3.00	0.44	0.04
	244.50	246.00	1.50	0.87	0.04
	415.50	421.50	6.00	0.75	0.01
	427.50	433.50	6.00	0.77	0.01
	444.00	447.00	3.00	1.11	0.00
	450.00	466.50	16.50	0.69	0.01
	477.00	480.00	3.00	1.15	0.01
TPD270	40.50	42.00	1.50	0.72	0.01	Step out
	321.00	325.50	4.50	0.51	0.02
	543.00	546.00	3.00	1.44	0.03
TPD271	87.00	90.00	3.00	0.86	0.00	Infill
	183.00	184.50	1.50	0.55	0.01
	258.00	267.00	9.00	0.84	0.24
	301.50	303.00	1.50	1.11	0.10
	318.00	331.50	13.50	0.49	0.16
	351.00	355.50	4.50	0.39	0.05
	363.00	412.50	49.50	0.54	0.04
Incl.	382.50	388.50	6.00	2.06	0.04
	433.50	435.00	1.50	0.63	0.00
	465.00	468.00	3.00	2.21	0.01
	477.00	484.50	7.50	0.49	0.02
TPD272	0.00	4.00	4.00	1.54	0.04	Infill
	29.50	31.00	1.50	0.54	0.04
	255.00	256.50	1.50	3.25	0.07
	267.00	270.00	3.00	0.36	0.09
	286.50	288.00	1.50	0.53	0.09
	292.50	295.50	3.00	2.70	0.10
	301.50	304.50	3.00	0.39	0.10
	309.00	324.00	15.00	0.46	0.09
	340.50	355.50	15.00	0.39	0.05
	364.50	366.00	1.50	0.68	0.01
	400.50	402.00	1.50	0.55	0.02
	411.00	412.50	1.50	0.93	0.01
	436.50	441.00	4.50	0.48	0.01
	447.00	448.50	1.50	0.51	0.00
	477.00	478.50	1.50	2.28	0.01
	486.00	487.50	1.50	0.99	0.01
TPD273	310.50	312.00	1.50	2.21	0.03	Infill
	418.50	643.50	225.00	0.95	0.08

Incl.	550.50	574.50	24.00	2.13	0.02
TPD274	40.50	52.50	12.00	0.48	0.09	Infill
	64.50	67.50	3.00	0.54	0.04
	79.50	84.00	4.50	1.13	0.16
	115.50	162.00	46.50	1.44	0.04
	168.00	192.00	24.00	0.51	0.03
	201.00	235.50	34.50	0.45	0.04
	253.50	265.50	12.00	0.44	0.06
	274.50	276.00	1.50	2.13	0.01
	322.50	324.00	1.50	1.66	0.01
	361.50	366.00	4.50	3.69	0.01

* Indicates gold assay intervals for which top-cut of 12.0g/t consistent with NI-43-101 resource is not applied